EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges
(dollars in thousands)

Ratios of Earnings to Fixed Charges:

	Fiscal Year Ended					Six Months Ended
	1997	1998	1999	2000	2001	3/31/2001	3/31/2002
Interest expense	$46,276	$66,494	$69,281	$60,917	$61,360	$41,844	$27,887
Capitalized interest	29,440	29,711	47,002	26,451	7,043	0	8,756
Estimated interest portion of financing cost	8,295	10,215	10,765	17,332	25,046	12,718	12,333
Amortization of financing cost	0	0	0	0	0	0	298

Fixed charges	$83,011	$106,420	$127,020	$103,820	$93,449	$54,562	$49,274

Income (loss) before income taxes	$(100,832)	$207,429)	$73,625	$1,251,899	$(93,923)	$177,966	$(319,895)
Fixed charges	83,011	106,420	127,020	103,820	93,449	54,562	49,274
Less: interest charges capitalized	(29,440)	(29,711)	(47,002)	(26,451)	(7,043)	0	(8,756)
Amortization of capitalized interest	9,300	12,933	16,381	22,598	24,877	12,589	11,805

Earnings (loss)	$(37,961)	$(117,787)	$170,024	$1,351,966	$17,360	$245,117	$(267,572)

Ratio of earnings to fixed charges	*	*	1.3x	13.0x	0.2x	4.5x	*

*	Earnings are inadequate to cover fixed charges in these periods. The earnings deficiency is $120,972, $224,207 and $317 million in 1997, 1998 and the six months ended June 30, 2002 respectively.